United States

Securities And Exchange Commission

Washington, DC 20549

______________

FORM SD

Specialized Disclosure Report

______________

MILLER INDUSTRIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Tennessee	001-14124	62-1566286
(State or Other Jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
Incorporation or organization)

8503 Hilltop Drive, Ooltewah, Tennessee

37363

(Address of Principal Executive Offices)

(Zip Code)

(423) 238-4171

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Miller Industries, Inc. (the “Company”) has evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (“3TG”). As a result, the Company has exercised due diligence on the source and chain of custody of the 3TG minerals and has filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.millerind.com/investor-relations under “Corporate Governance Matters”.

Item 1.02	Exhibit

A copy of Miller Industries, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01.

Section 2	Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Miller Industries, Inc.
(Registrant)

By:	/s/ Frank Madonia
Frank Madonia
Executive Vice President, Secretary and General Counsel

Dated: May 31, 2018